October 29, 2007
BY HAND AND FACSIMILE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Karen J. Garnett, Assistant Director
Owen Pinkerton, Senior Counsel

Re:	Greenhaven Continuous Commodity Index Fund
Greenhaven Continuous Commodity Index Master Fund
Pre-Effective Amendment No. 3 of Registration Statement on Form S-1
Filed October 2, 2007
File No. 333-138424

Dear Ms. Garnett and Mr. Pinkerton:
     On behalf of the Greenhaven Continuous Commodity Index Fund (the “Fund”) and Greenhaven Continuous Commodity Index Master Fund (the “Master Fund”), we are filing electronically a Pre-effective amendment number 4 on Form S-1/A to the registration statement originally filed on Form S-1 on November 3, 2006, as amended on March 28, 2007, on July 31st 2007, and amended on October 2, 2007. The filing on October 29, 2007 incorporates the comments that the Staff of the Division of Corporation Finance (the “Staff”) provided to Ashmead Pringle in a letter dated October 18, 2007 (the “Letter”). Please find below a list of your comments contained in the Letter, along with a discussion of how the Fund and the Master Fund have responded to the comments.
Risk Factors
Your investment could suffer in the event that Reuters America LLC decides to terminate the license agreement between itself and the Managing Owner, page 3
1. We note your response to prior comment 1 and the two addenda to the original license agreement. Please revise this risk factor to clearly state that the initial term of the agreement expires on October 12, 2008 and discuss the additional risk that Reuters may terminate the agreement upon expiration of the initial term. Provide similar disclosure regarding the initial expiration date on page 40 under the heading “Material Contracts — License Agreement.”
Response: We have revised the risk factor to indicate that the initial term of the license agreement expires on October 12, 2008 and we have revised the disclosure relating to the risk that Reuters may terminate the agreement upon the expiration of the initial term. In addition, we have indicated the termination date on page 40 as well.

Exhibit 5.1 — Legal Opinion
2. The opinion expressed in paragraph 2 on page 3 of the letter refers to the Limited Units to be issued by the Index Fund. Similarly, the opinion expressed in paragraph 3 refers to the Limited Shares to be issued by the Master Fund. The registration statement, however, relates to common units of beneficial interest to be issued by both the Index Fund and the Master Fund. Please provide a revised opinion that accurately identifies the units covered by the opinion.
Response: The opinion has been revised by counsel to reflect the use of the term common units of beneficial interest as requested by the Staff.
3. Counsel’s assumptions in paragraph B, clauses (i), (ii), and (iii) are not appropriate with respect to the registrants because they assume facts that are easily determined and are critical to the opinion. Please provide a revised opinion that omits these assumptions or limits them to third parties.
Response: The opinion has been revised to limit the assumptions to third parties, as suggested by the Staff.
Exhibit 10.7 — License Agreement
4. We note that the copies of both Addenda filed with this exhibit do not include signatures. Please re-file the agreement to include executed copies of the Addenda, consistent with the executed signature page of the original agreement.
Response: We have revised the filing to include the electronic signatures reflecting the actual persons who signed the license agreements.
     If you have any questions regarding any of these changes, please do not hesitate to contact me at (212) 508-6725.
Regards,
Barry E. Breen
Enclosures

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